UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Intercorp Financial Services Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

P5626F128

(CUSIP Number)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

September 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Intercorp Perú Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Commonwealth of The Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 81,532,547
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 81,532,547
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,532,547
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 70.6%
14.	Type of Reporting Person (See Instructions) CO

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2019 (the “Schedule 13D”) by certain individuals appointed to act as agents for Intercorp Peru Ltd. (the “Reporting Person”, and each such agent, an “Agent”) pursuant to an irrevocable proxy originally executed on June 12, 2019 and subsequently re-executed, most recently on May 23, 2023 (the “Proxy”). At the time the initial Schedule 13D was filed, the Reporting Person and the Agents made a single, joint filing on the basis that the Agents may have been deemed to constitute a “group” within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Act. Recently, and upon further review, the Reporting Person and the Agents have determined that, in reliance upon the Southland Corp. no action letter (August 10, 1987) (the “Southland NAL”), the Agents are not and should not be deemed to constitute a “group”. As a result, the Reporting Person is filing this Amendment to reflect that the Agents do not constitute a “group” and are not required to file Schedule 13D reports. The Proxy is filed as Exhibit 1 to this Schedule 13D and incorporated by reference herein. The following constitutes the Amendment. This Amendment amends the Schedule 13D, as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)

This Amendment is being filed with respect to shares of the Issuer’s Common Stock held by Intercorp Perú Ltd. (the “Reporting Person”). Intercorp Financial Services Inc. is a subsidiary of the Reporting Person.

(b)

The business address for the Reporting Person is Av. Carlos Villarán 140, 17th Floor, La Victoria, Lima 13, Peru.

(c)

The Reporting Person is a holding company for a group of companies operating mainly in Peru under the name “Intercorp”.

(d)

Inapplicable.

(e)

Inapplicable.

(f) Citizenship.

The Reporting Person is a holding company incorporated in the Commonwealth of The Bahamas.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Person was granted Common Stock of the Issuer based on pre-existing ownership interests in the Issuer prior to the offering to which this Schedule 13D relates. The Reporting Person is a holding company and is not an operating company or a public company.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) – (b)

As of the time of this filing, the Reporting Person owns 81,532,547 shares of the Issuer’s Common Stock, or a 70.6% ownership interest of the Issuer’s Common Stock.

The Reporting Person has appointed three individuals (the “Agents”) who have voting and investment discretion with respect to the Common Stock held by the Reporting Person. Each Agent has one vote, and the approval of a majority of the Agents is required (and at all times since the Issuer’s initial public offering has been required) to approve an action of the Reporting Person. As discussed in the Southland NAL and confirmed in subsequent guidance, under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no Agent of the Reporting Person exercises voting or dispositive control over any of the securities held by the Reporting Person, even those in which he or she may hold a pecuniary interest. Accordingly, notwithstanding any inference of beneficial ownership attributed in the Original Schedule 13D, no individual Agent is deemed to have (or has had) or shares beneficial ownership of such shares, and each Agent disclaims beneficial ownership of such shares.

(c)

N/A

(d)

N/A

(e)

N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer other than the Proxy. A copy of the Proxy is filed as an Exhibit to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Irrevocable Proxy Agreement as renewed and ratified on May 23, 2023, by and among International Financial Holdings Group Inc. and the individuals designated therein.

[Signature Page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2023

Intercorp Perú Ltd.

By:	/s/ Fernando Zavala
Fernando Zavala CEO